SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

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SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Moscow CableCom Corp.

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(Name of Issuer)

Common Stock, par value $0.01 per share

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(Title of Class of Securities)

61945R100

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(CUSIP Number)

Christopher F. Schultz, Esq.

Porzio, Bromberg & Newman P.C.

156 W. 56th Street

New York, New York, 10022

Telephone (212) 265-6888

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 18, 2006

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(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange

Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 61945R100                  Schedule 13D          Page 2 of 11 Pages

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1          NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE

           PERSONS (ENTITIES ONLY)

Renova Media Enterprises Ltd.

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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]

                                                                     (b) [x]

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3          SEC USE ONLY

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4          SOURCE OF FUNDS

           AF

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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                         [ ]

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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Bahamas

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       NUMBER OF        7      SOLE VOTING POWER

         SHARES

      BENEFICIALLY              None

        OWNED BY      -------------------------------------------------------

         EACH           8      SHARED VOTING POWER

       REPORTING

        PERSON                  19,634,627

         WITH         -------------------------------------------------------

                        9      SOLE DISPOSITIVE POWER

                                None

                      -------------------------------------------------------

                        10     SHARED DISPOSITIVE POWER

                                19,634,627

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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           19,634,627 (1)

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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [ ]

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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           79.4% (2)

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14         TYPE OF REPORTING PERSON

           CO

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1028816

Page 2 of 11 Pages

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Includes: (i) 1,208,824 shares of common stock, $0.01 par value (“Common Stock”), of Moscow CableCom Corp. (the “Company”) held directly by Renova Media Enterprises Ltd. (“Renova Media”), (ii) 604,412 shares of Common Stock that Renova Media is entitled to acquire upon exercise of warrants which are exercisable within 60 days, (iii) 4,500,000 shares of Common Stock issuable upon conversion of 4,500,000 shares of the Company’s Series B Convertible Preferred Stock, $0.01 par value ("Preferred Stock"), which are convertible within 60 days and are held directly by Renova Media, (iv) 8,283,000 shares of Common Stock issuable upon conversion of 8,283,000 shares of Preferred Stock which are convertible within 60 days, that Renova Media is entitled to acquire upon exercise of warrants which are exercisable within 60 days, (v) 4,220,879 shares of Common Stock held by Moskovskaya Telecommunikatsionnaya Corporatsiya (“COMCOR”) that Renova Media may be deemed to beneficially own by reason of a Shareholders Agreement between Renova Media and COMCOR, dated August 26, 2004, as amended, with respect to which Renova Media disclaims beneficial ownership, and (vi) 817,512 shares of Common Stock that Renova Media may be deemed to beneficially own by reason of irrevocable proxy and power of attorney arrangements between Renova Media and certain stockholders of the Company, with respect to which Renova Media disclaims beneficial ownership.

Based upon a total of 24,736,542 shares of Common Stock, which figure is based on the number of outstanding shares of Common Stock on May 23, 2006, as disclosed by the Company to Renova Media (11,349,130) and assumes (i) exercise of 604,412 warrants beneficially owned by Renova Media, (ii) conversion of 4,500,000 shares of Preferred Stock beneficially owned by Renova Media, and (iii) exercise of warrants to acquire 8,283,000 shares of Preferred Stock, beneficially owned by Renova Media, and conversion of such Preferred Stock into 8,283,000 shares of Common Stock.

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CUSIP No. 61945R100               Schedule 13D             Page 4 of 11 Pages

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1          NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE

           PERSONS (ENTITIES ONLY)

           Victor Vekselberg

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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]

                                                                (b) [x]

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3          SEC USE ONLY

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4          SOURCE OF FUNDS

           NOT APPLICABLE

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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                         [ ]

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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Russian Federation

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       NUMBER OF         7      SOLE VOTING POWER

         SHARES

      BENEFICIALLY              None

        OWNED BY         ----------------------------------------------------

          EACH           8      SHARED VOTING POWER

       REPORTING

         PERSON                 19,634,627

          WITH           ----------------------------------------------------

                         9      SOLE DISPOSITIVE POWER

                                None

                         ----------------------------------------------------

                         10     SHARED DISPOSITIVE POWER

                                19,634,627

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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           19,634,627 (3)

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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                                        [ ]

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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           79.4%(4)

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14         TYPE OF REPORTING PERSON

           IN

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Includes: (i) 1,208,824 shares of common stock, $0.01 par value (“Common Stock”), of Moscow CableCom Corp. (the “Company”) held directly by Renova Media Enterprises Ltd. (“Renova Media”), (ii) 604,412 shares of Common Stock that Renova Media is entitled to acquire upon exercise of warrants which are exercisable within 60 days, (iii) 4,500,000 shares of Common Stock issuable upon conversion of 4,500,000 shares of the Company’s Series B Convertible Preferred Stock, $0.01 par value ("Preferred Stock"), which are convertible within 60 days and are held directly by Renova Media, (iv) 8,283,000 shares of Common Stock issuable upon conversion of 8,283,000 shares of Preferred Stock which are convertible within 60 days, that Renova Media is entitled to acquire upon exercise of warrants which are exercisable within 60 days, (v) 4,220,879 shares of Common Stock held by COMCOR that Mr. Vekselberg may be deemed to beneficially own by reason of a Shareholders Agreement between Renova Media and COMCOR, dated August 26, 2004, as amended, with respect to which Mr. Vekselberg disclaims beneficial ownership, and (vi) 817,512 shares of Common Stock that Mr. Vekselberg may be deemed to beneficially own by reason of irrevocable proxy and power of attorney arrangements between Renova Media and certain stockholders of the Company, with respect to which Mr. Vekselberg disclaims beneficial ownership.

Based upon a total of 24,736,542 shares of Common Stock, which figure is based on the number of outstanding shares of Common Stock on May 23, 2006, as disclosed by the Company to Renova Media (11,349,130) and assumes (i) exercise of 604,412 warrants beneficially owned by Renova Media, (ii) conversion of 4,500,000 shares of Preferred Stock beneficially owned by Renova Media, and (iii) exercise of warrants to acquire 8,283,000 shares of Preferred Stock, beneficially owned by Renova Media, and conversion of such Preferred Stock into 8,283,000 shares of Common Stock.

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) by the Reporting Persons (defined below) on September 23, 2004 (the “Initial Statement”), as amended on January 18, 2005 (“Amendment No. 1”), and on August 23, 2005 (“Amendment No. 2”).

This Amendment No. 3 is filed in accordance with Rule 13d-2 of the Exchange Act, by Renova Media Enterprises Ltd., a Bahamas corporation formerly known as Columbus Nova Investments VIII Ltd. (“Renova Media”), and Mr. Victor Vekselberg. It shall refer only to information that has materially changed since the filing of Amendment No. 2.

Item 1.  Security and Issuer.

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This Amendment No. 3 relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Moscow CableCom Corp., a Delaware corporation formerly known as Andersen Group, Inc. (the “Company"), with a principal place of business at 590 Madison Avenue, 38th floor, New York, NY 10022.

Item 2.  Identity and Background.

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(a)

Names:

This statement is being filed jointly by Renova Media and Mr. Vekselberg (collectively, the "Reporting Persons"). Mr. Vekselberg and entities related to him beneficially own a majority of the share capital of Renova Media.

(b)

Residence or business addresses:

The principal business address of Renova Media is P.O. Box N-7755, Nassau, Bahamas.  The residential address of Mr. Vekselberg is 19 Bakhrushina Street, Bld. 2, Apt. 15, 113054 Moscow, Russian Federation.

(c)

Present principal occupation or employment:

Renova Media was formed for the principal purpose of investing in the Russian communications and media sectors.  Mr. Vekselberg’s present principal occupation is as an investor and businessman.

(d)

Criminal proceedings:

During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

(e)

Civil proceedings:

During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

(f)

Citizenship:

Renova Media is a corporation formed under the laws of the Bahamas.  Mr. Vekselberg is a citizen of the Russian Federation.

Item 3.  Source and Amount of Funds or Other Consideration.

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Renova Media purchased the securities reported in Item 5(c) for an aggregate purchase price of $9,999,997 in cash.  Renova Media borrowed the entire purchase price from its affiliate Renova Industries Ltd., a company incorporated in the Commonwealth of the Bahamas.  A copy of the loan agreement is attached hereto as Exhibit 15 and is incorporated by reference herein.

Item 4.  Purpose of Transaction.

   -----------------------

The Reporting Persons acquired the securities reported in Item 5 for investment purposes.

None of the Reporting Persons has, as of the date hereof, any plans or proposals that relate to, or would result in, any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, other than as provided pursuant to (i) the shareholders agreement (the “Shareholders Agreement"), dated August 26, 2004, between Renova Media and Moskovskaya Telecommunikatsionnaya Corporatsiya (“COMCOR”), a copy of which was filed as Exhibit 4.1 to the Initial Statement, (ii) amendment no. 1 to the Shareholders Agreement, dated December 1, 2004, a copy of which was filed as Exhibit 4.2 to Amendment No. 1, (iii) amendment no. 2 to the Shareholders Agreement, dated December 30, 2004, a copy of which was filed as Exhibit 4.3 to Amendment No. 1, (iv) amendment no. 3 to the Shareholders Agreement, dated August 15, 2005, a copy of which was filed as Exhibit 4.4 to Amendment No. 2, (v) the Series B Convertible Preferred Stock Subscription Agreement (the “Series B Subscription Agreement”), dated August 26, 2004, between Renova Media and the Company, a copy of which was filed as Exhibit 2 to the Initial Statement, (vi) amendment no. 1 to the Series B Subscription Agreement, dated December 1, 2004, a copy of which was filed as Exhibit No. 2.2 to Amendment No. 1, and (vii) the irrevocable proxies and powers of attorney, dated December 1, 2004, between the Company and certain stockholders of the Company (the “Irrevocable Proxy Arrangements”), copies of which were filed as Exhibits 11.1, 11.2 and 11.3 to Amendment No. 1, all of which are incorporated by reference herein.

Item 5.  Interest in Securities of the Issuer.

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(a)  Aggregate number and percentage of Common Stock beneficially owned as of the date hereof:

Each of the Reporting Persons beneficially owns in the aggregate 19,634,627 shares of Common Stock, which includes (i) 1,208,824 shares of Common Stock held directly by Renova Media, (ii) 604,412 shares of Common Stock that Renova Media is entitled to acquire upon exercise of warrants, (iii) 4,500,000 shares of Common Stock issuable upon conversion of 4,500,000 shares of the Company’s Series B Convertible Preferred Stock, $0.01 par value (the “Preferred Stock”), held directly by Renova Media, (iv) 8,283,000 shares of Common Stock issuable upon conversion of 8,283,000 shares of Preferred Stock that Renova Media is entitled to acquire upon exercise of warrants, (v)

4,220,879 shares of Common Stock held by COMCOR, which the Reporting Persons may be deemed to beneficially own by reason of the Shareholders Agreement, with respect to which the Reporting Persons disclaim beneficial ownership, and (vi) 817,512 shares of Common Stock, by reason of the Irrevocable Proxy Arrangements, with respect to which the Reporting Persons disclaim beneficial ownership, as these Irrevocable Proxy Arrangements will expire upon conversion of Renova Media’s Preferred Stock into Common Stock.

These shares constitute approximately 79.4% of the Company’s Common Stock, based upon a total of 24,736,542 shares of Common Stock, which figure is based on the number of outstanding shares of Common Stock on May 23, 2006, as disclosed by the Company to Renova Media (11,349,130) and assumes (i) exercise of 604,412 warrants beneficially owned by Renova Media, (ii) conversion of 4,500,000 shares of Preferred Stock beneficially owned by Renova Media, and (iii) exercise of warrants to acquire 8,283,000 shares of Preferred Stock beneficially owned by Renova Media, and conversion of such Preferred Stock into 8,283,000 shares of Common Stock.

(b)  Sole and shared voting power and dispositive power:

The Reporting Persons have shared voting and dispositive power, subject to certain limitations, with respect to all of the 18,817,115 shares of Common Stock which they beneficially own, pursuant to Shareholders Agreement.

(c)

Transactions in the Common Stock during the past 60 days:

Pursuant to the subscription agreement (the “Subscription Agreement”), dated May 5, 2006, between the Company and the investors listed therein, Renova Media acquired 1,208,824 units (the “Units”), each consisting of one share of Common Stock and one-half warrant to acquire a share of Common Stock, at a purchase price of $8.725 per Unit.  The aggregate purchase price for the Units acquired by Renova Media was $9,999,997.

(d)

Other than as described herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or

  Relationships with Respect to Securities of the Issuer.

        -------------------------------------------------------

Subscription Agreement

On May 5, 2006, the Company entered into the Subscription Agreement with Renova Media, among others, pursuant to which Renova Media acquired 1,208,824 the Units.  Pursuant to the Subscription Agreement, the Company issued an aggregate of 2,438,684 Units in a private placement (the “Offering”) to certain institutional and other selected investors, all of whom are accredited investors as defined under Rule 501(a) of Regulation D under the Securities Act of 1933, as amended.  A copy of the Subscription Agreement is attached hereto as Exhibit 12 and is incorporated by reference herein.

Warrant Agreement

In connection with the Offering, the Company entered into a warrant agreement (the “Warrant Agreement”) with Renova Media, among others, on May 18, 2006, pursuant to which Renova Media acquired 604,412 warrants.  Each whole warrant entitles Renova Media to acquire one share of Common Stock, at an exercise price of $9.852 per share until May 18, 2008.  Pursuant to the Warrant Agreement, the Company issued an aggregate of 1,219,342 warrants in the Offering.  A copy of the Warrant Agreement is attached hereto as Exhibit 13 and is incorporated by reference herein.

Registration Rights

In connection with the Offering, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with Renova Media, among others, on May 18, 2006, pursuant to which Renova Media may require the Company to register the shares of Common Stock acquired pursuant to the Subscription Agreement and the shares of Common Stock issuable upon exercise of the Warrants, under the Securities Act of 1933, as amended.  A copy of the Registration Rights Agreement is attached hereto as Exhibit 14 and is incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits.

         ---------------------------------

Exhibit 1

Joint Filing Agreement, dated September 23, 2004, between Renova Media Enterprises Ltd. and Victor Vekselberg.*

Exhibit  2.1      Subscription Agreement, dated August 26, 2004, between Renova Media Enterprises Ltd. and Moscow CableCom Corp.*

Exhibit 2.2

Amendment No. 1 to the Subscription Agreement, dated as of December 1, 2004.**

Exhibit 3

Warrant Agreement, dated January 13, 2005, between Renova Media Enterprises Ltd. and Moscow CableCom Corp.**

Exhibit 4.1       Shareholders Agreement, dated August 26, 2004, between Renova Media Enterprises Ltd. and Moskovskaya Telecommunikatsionnaya Corporatsiya.*

Exhibit 4.2

Amendment No. 1 to the Shareholders Agreement, dated as of December 1, 2004.**

Exhibit 4.3       Amendment No. 2 to Shareholders Agreement, dated December 30, 2004.**

Exhibit 4.4       Amendment No. 3 to Shareholders Agreement, dated December 30, 2004.***

Exhibit 5         Agreement, dated August 26, 2004, between Renova Media Enterprises Ltd. and each of Warren Mobley, Donald Miller-Jones, Charles Roberts and Dr. Ali Mohamed Ahmed.*

Exhibit 6

Registration Rights Agreement dated December 13, 2004, between Renova Media Enterprises Ltd. and Moscow CableCom Corp.**

Exhibit 7.1       Letter Agreement between Renova Media Enterprises Ltd. and Oliver R. Grace. Jr.*

Exhibit 7.2

Letter Agreement between Renova Media Enterprises Ltd. and James J. Pinto.*

Exhibit 8

Power of Attorney dated September 23, 2004.*

Exhibit 9

Equity Loan Agreement dated January 4, 2005, by and between Renova Media Enterprises Ltd. and Renova Industries Ltd.**

Exhibit 10

Promissory Note dated January 4, 2005, made by Renova Media Enterprises Ltd. to the order of Renova Industries Ltd.**

Exhibit 11.1

Irrevocable Proxy and Power of Attorney dated as of December 1, 2004, by and among Renova Media Enterprises Ltd., Oliver R. Grace, The Anglo American Security Fund, L.P. and Francis E. Baker.**

Exhibit 11.2

Irrevocable Proxy and Power of Attorney between Renova Media Enterprises Ltd. and Field Nominees Limited.**

Exhibit 11.3

Form of Irrevocable Proxy and Power of Attorney between Renova Media Enterprises Ltd. and each of the stockholders of Moscow CableCom Corp. set forth in Annex A to Exhibit 11.2.**

Exhibit 12

Subscription Agreement, dated May 5, 2006, by and between Moscow CableCom Corp. and the investors listed therein.

Exhibit 13

Warrant Agreement, dated May 18, 2006, by and between Moscow CableCom  Corp. and Renova Meia Enterprises Ltd.

Exhibit 14

Registration Rights Agreement, dated May 18, 2006, by and between Moscow CableCom Corp. and the investors listed therein.

Exhibit 15

Equity Loan Agreement, dated May 12, 2006, by and between Renova Media Enterprises Ltd. and Renova Industries Ltd.

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* Previously filed as an exhibit to the Initial Statement, which was filed with the Commission on September 23, 2004.

** Previously filed as an exhibit to Amendment No. 1 to the Initial Statement, which was filed with the Commission on January 18, 2005.

*** Previously filed as an exhibit to Amendment No. 2, which was filed with the Commission on August 23, 2005.

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information in this statement is true, complete and correct.

Dated: June 13, 2006

                                            RENOVA MEDIA ENTERPRISES LTD.

                                            By: /s/ Andrew Intrater

                                               ------------------------------

                                                Name:  Andrew Intrater

                                                Title: Authorized Signatory

                                            VICTOR VEKSELBERG

                                            By: /s/ Andrew Intrater

                                                -----------------------------

                                                Name:  Andrew Intrater

Title: Attorney-in-Fact